Exhibit 99.4
                                  NEWS RELEASE

For immediate release                       CONTACT: Ed Babcock
                                            Vice President, Finance, Hyperion
                                            (814) 274-9830

                                            Victor Colantonio
                                            President, NEON
                                            (781) 684-5103

December 10, 1998

NorthEast Optic Network signs $14 million contract with Hyperion Communications or New England Fiber Services

Hyperion Communications (NASDAQ-NMM: HYPT) and NorthEast Optic Network, Inc.,
(NEON) (NASDAQ-NMM: NOPT) have entered into a binding memorandum of understanding that will allow Hyperion to provide state-of-the-art fiber optic communications to most businesses throughout New England. The arrangement will include usage on NEON's long haul fiber optic routes, intercity facilities and metro systems in White Plains, New York, Connecticut, Rhode Island, Massachusetts, New Hampshire and Southern Maine. The contract represents approximately $14 million of revenue to NEON over its 20 year term. A year-end closing is anticipated.

Victor Colantonio, president of NEON, said "Hyperion is the first service provider to implement a truly comprehensive utilization of NEON's facilities to cover interstate, intrastate and local fiber. Their program adds significantly to our backlog and represents a phased delivery that matches NEON's build-out schedule with Hyperion's regional service roll-out."

Initially, NEON will provide Hyperion with dark fiber capacity from White Plains, NY to Portland, ME, including facility termination points at as many as 70 specific carrier switch centers along the NEON network. "Typically, our network customers look for connectivity from a couple to a half dozen locations. In this instance, Hyperion has identified about 12 times that number and the selected sites are spread throughout our service territory. NEON is thrilled to be the northeast strategic partner to Hyperion", said Colantonio.

Dan Milliard, President of Hyperion Communications, indicated that his company is planning an extensive expansion program into the New England states. "We believe that the New England markets offer us the right environment to roll-out services specifically aimed at secondary and tiertiary communities. In our opinion, New England is under served and we intend to change that by giving businesses a better choice to acquire better communication services at very attractive prices - and NEON gives us fast turn-up and deep penetration into our targeted customers."

Hyperion Communications, a leading provider of competitive local, long distance, data and enhanced communications services, continues to develop its presence in the communications industry through its relationship with NEON. Expansion into New England increases the size and scope of Hyperion's reach to offer a robust array of services in New England. This NEON expansion, along with a series of agreements announced earlier this year with Qwest Communications, Williams Communications and several other leading fiber optic network providers, now provides Hyperion with access to over 9,000 route miles of fiber throughout the eastern half of the United States.

NorthEast Optic Network, Inc. is a facilities-based, carriers' carrier providing technologically advanced, high-bandwidth, fiber optic transmission capacity for certificated carriers on local loop, intercity and interstate facilities. NEON currently is expanding its fiber optic network to encompass more than 900 route miles or more than 60,000 fiber miles in New York and New England. The completion of currently planned routes in the network will enable the NEON system to create a continuous fiber optic link between New York City and Portland, Maine with access into and around Boston, Massachusetts and other major service areas in the Northeast, connecting more than 540 cities and towns in six states. The company closed an IPO of 4.5 million shares and a simultaneous bond offering of $180 million on July 30, 1998.

(Notation: Except for factual information contained in this news release, any forward looking statements concerning future plans for expansion and completion of NEON are based on current estimates and projections and actual results could materially differ from those statements.)